U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Stein                Daniel
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   (Last)               (First)                 (Middle)

        575 Lexington Avenue
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                                    (Street)

        New York        NY              10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

        May 6, 2002
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

                         --
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4. Issuer Name and Ticker or Trading Symbol

TTR Technologies, Inc./TTRE
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |_|   10% Owner
|X|   Officer (give title below)           |_|   Other (specify below)

        Chief Executive Officer

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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Common                                              Common
Stock Option                 May 2003   2012        Stock                   550,000       +              D              --
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:


+ The options were issued under TTR's 2000 Equity Incentive Plan. The option with respect to 183,336 shares becomes first exercisable in May 2003; thereafter, the option for the remaining 366,664 shares will vest over the succeeding eight (8) calendar quarters, at the rate of 45,833 shares at the end of each calendar quarter, in each case at a per share exercise price of $1.06.


        /s/ Daniel Stein                                      May 14, 2002
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date


*     If the form is filed by more than one reporting person, see instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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